May 15, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toa Optical Tech, Inc.

Response to Staff Letter

April 28, 2015

Form S-1/A

Filed April 7, 2015

File No. 333-200322

To the men and women of the SEC:

On behalf of Toa Optical Tech, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 28, 2015 addressed to Mr. Shioya, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on April 7, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Prospectus Cover Page, page 3

1. In the second paragraph, please disclose that prior to such time your shares are quoted on the OTCQB of the OTC marketplace, selling shareholders will sell their shares at a fixed price of $0.25 a share. Refer to Item 501(b)(3) of Regulation S-K for guidance. We note your related disclosure in the Prospectus Summary.

COMPANY RESPONSE

The following has been added on page 3: Prior to such time that shares of the shareholders mentioned herein are quoted on the OTCQB of the OTC Marketplace and or OTCBB, selling shareholders will sell their shares at a fixed price of $0.25 a share.

Additional note: we have added throughout the Registration Statement that we also intend to list on the OTCBB. Please see page 3,5,15,18, and 21. We have also revised to clearly state that the fixed price offering applies to the selling shareholders until we may be quoted on the OTCQB and or OTCBB.

Description of Business, page 16

Process of Ordering, Delivery and Payment, page 17

Target of Revenues and Profit, page 17

2. The information provided in this table appears to be projections. Please revise to provide the information required by, and make the disclosure consistent with, Item 10(b) of Regulation S-K for projections. If you do not believe that these are projections, please explain to us why and tell us how you arrived at the numbers provided in this table.

COMPANY RESPONSE

We have removed the previous table and projections.

Use of Proceeds, page 18

3. Given that your offering will terminate no later than 15 months from the effective date of this prospectus, it is not clear why you have provided tables projecting the use of proceeds up to 24 months from the date of the offering. Please tell us the consideration you gave to providing one Use of Proceeds table that shows your use of offering proceeds assuming the sale of 100%, 50% and 25% of the securities offered for sale by the registrant.

COMPANY RESPONSE

We felt this was appropriate since even though the offering only lasts no later than 15 months, we wanted potential investors to know that proceeds derived from the sale of our stock during the offering would be used for the mentioned purposes even after the offering ends.

Dilution, page 19

4. Please clarify that the dilution figures presented relate to shares sold under the primary offering and not the secondary offering.

COMPANY RESPONSE

The following has been added prior to the dilution table on page 19: The dilution figures presented below relate to shares sold under the primary offering and not the secondary offering.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 15, 2015

/s/ Mr. Shioya

President & CEO